

July 1, 2011

Via Email
Bruce M. Goldberg
Vice President, Chief Legal and Chief Compliance
Officer and Corporate Secretary
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re:** **SMART Modular Technologies (WWH), Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed June 27, 2011**
> **File No. 005-81651**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 27, 2011**
> **File No. 000-51771**

Dear Mr. Goldberg:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   We note your response to prior comment 2. Please revise the last paragraph of the introduction to remove the disclaimer regarding the information supplied by the company. Each filing person is responsible for the information in the filing.

Schedule 14A

2.   In addition to marking the proxy card, please also mark the proxy statement as a "Preliminary Copy." Refer to our prior comment 3.

Reasons for the Merger, page 37

3.   We note your response to prior comment 13, and reissue the comment with respect to clarifying <u>why</u>, for each filing person, the company proposes to go private now as opposed to any other time, particularly in light of your projected financial information. Please revise.

Selected Precedent Transaction Analysis, page 50

4.   We note your response to prior comment 15. Please also disclose whether any transactions that met the criteria for selection in the precedent transaction analysis were excluded, and if so, explain why.

Position of the SLP Filing Persons, page 54

5.   We note your responses to prior comments 20 and 21. However, the analysis attributed to the SLP Filing Persons and the SLS Filing Persons and adopted by Mr. Shah does not appear to address the factor described in Regulation M-A Item 1014(d). If the factor in Item 1014(d) was not considered, please revise to state so directly and explain why the SLP and SLS Filing Persons and Mr. Shah believe the merger is procedurally fair in the absence of such safeguard.

Litigation Related to the Merger, page 83

6.   We note your response to prior comment 26. Provide us with copies of the materials related to the lawsuit discussed in the last paragraph on page 83. Please also update your disclosure in this section. We note the references to seeking hearings on June 10, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to each filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Louis Rambo at (202) 551-3289, Geoffrey D. Kruczek, at (202) 551-3614, or Perry Hindin, Special Counsel, Office of Merger and Acquisitions, at (202) 551-3444 with any questions.

Sincerely,

/s/ Geoffrey D. Kruczek for

Amanda Ravitz
Assistant Director

cc (email):   Alan F. Denenberg, Esq.
                Davis, Polk and Wardwell LLP